Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

June 7, 2013

Re:                          ABB Ltd

Form 20-F for the fiscal year ended December 31, 2012

Filed March 14, 2013

File No. 001-16429

Dear Mr. Cascio:

We are writing in response to your letter dated May 10, 2013, containing comments on the above-mentioned filing. For your ease of reference, we have set out below each of your comments in bold and italics, followed by our responses.

Your comments primarily relate to reconciliations prepared in connection with our segment reporting. Before addressing each of your questions, we would like to provide the following background. In 2011, ABB changed its measure of segment profit from Earnings before interest and taxes (EBIT) to Operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA). This was done to reflect changes in how management evaluates our segments; the principal segment profit measures evaluated by management became Operational EBITDA and Operational EBITDA margin percentage (defined as Operational EBITDA as a percentage of Operational revenues).

To assist our financial statement users in understanding how we have arrived at these measures of segment profit, reconciliations have been provided (since the introduction of the new measures) to provide information as to the nature and magnitude of the adjustments to EBIT in the computation of our segment profit and to also reconcile this segment profit both on an individual segment and consolidated company level to EBIT, the most comparable GAAP measure. EBIT is an amount disclosed on the face of our consolidated income statements and is still considered by users of our financial statements when evaluating our performance. As a result, some of the information contained within our reconciliations provided additional disclosures in excess of those required under ASC 280-10-50.

1. Performance Measures, pages 46-70

We note that your segment measures of operational revenues and operational EBITDA on pages 58 to 70 are not reconciled to the directly comparable GAAP measures in your financial statements but instead are reconciled to other measures included in the tables on pages 51 and 55, which are not identified as segment performance measures. Instead, these measures appear to result from the format in which you present the reconciliations.

•                  Please tell us how you considered whether this presentation creates non-GAAP measures for each of the segments that you should identify as such and for which you should provide the disclosures required by Item 10 (e) of Regulation S-K.

The reconciliations on pages 58 to 70 were intended to provide reconciliations of Operational revenues to GAAP revenues, and Operational EBITDA to EBIT. When these measures per segment are added together they reflect consolidated revenues and EBIT - the nearest comparable GAAP measures in our consolidated income statements.

As Operational EBITDA is an “adjusted measure” of profit on which our segments are evaluated, we have disclosed information to allow our financial statement users to understand the nature and magnitude of our segment-level adjustments made to EBIT when computing this profit measure. As EBIT is an amount included on the face of our consolidated income statements, we have, since 2011, provided the reconciliation between Operational EBITDA and EBIT for each operating segment. As the table presentation reconciled from Operational EBITDA to EBIT (instead of the reverse), the presentation may appear to create a non-GAAP disclosure. However, we do not believe this is the case as EBIT is contained in our consolidated income statements and is an unadjusted GAAP number.

The reconciliations between Operational revenues and GAAP revenues were presented to show the calculation of revenues used in the Operational EBITDA margin percentage. Such calculation requires adjustments to the GAAP revenues to arrive at Operational revenues (as a denominator) calculated in a manner consistent with the Operational EBITDA (numerator). We believe that the Operational EBITDA margin percentage is useful to investors, as on page 46 of our filing, we disclosed that the Operational EBITDA margin percentage (defined as Operational EBITDA as a percentage of Operational revenues) is one of the performance measures used by management to evaluate our segments’ performance.

•                  Tell us why the Revenues and EBIT amounts in the tables on pages 58 to 70 are labeled “as per financial statements” when the amounts are not presented on your financial statements.

In labeling amounts “as per financial statements” we considered that the notes to the financial statements are an integral part of the financial statements and, as such, our reference was intended to direct the reader of the information to the financial statements including the related note disclosures. The information in the tables in pages 58 to 70 is consistent with amounts included in Note 23 Operating segment and geographic data to the financial statements. In future filings, we will label such amounts, if disclosed, by referencing the relevant note in which the information is contained.

•                  Consistent with our comments on Note 23 to your financial statements, please revise this section in future filings to also present clear reconciliations that are consistent with ASC 280-10-50.

We will revise this section in future filings to be consistent with our segment disclosures included in the notes to the consolidated financial statements, ensuring consistency with ASC 280-10-50.

2. Consolidated Income Statements, page F-5

Please tell us how the caption “earnings before interest and taxes” in your income statements is consistent with the guidance in Rule 5-03 of Regulation S-X. Clarify for us the nature of and your reasons for presenting “earnings before interest and taxes” and tell us how the amounts presented here differ from “income from operations”.

Earnings before interest and taxes (EBIT) is one of the principal performance criteria used by our analysts and investors and has been shown on the face of our consolidated income statements since 2001, when ABB started preparing its financial statements in accordance with U.S. GAAP. We continue to present the EBIT subtotal on the face of our consolidated income statements to maintain consistency and facilitate review by the readers of our financial statements.

Each of the components within our consolidated income statements is consistent with the guidance in Rule 5-03 of Regulation S-X. In addition to each component, we have presented two additional sub-totals, “Gross profit” and “Earnings before interest and taxes”. Our presentation of EBIT is equivalent to “income from operations”.

As EBIT is merely a subtotal of the relevant GAAP items we intend to continue to include this subtotal and do not believe that it is inconsistent with the guidance in Rule 5-03 of Regulation S-X.

3. Note 23 – Operating Segment and Geographic Data, page F-83

We note you have presented several complex reconciliations in this note. Please address the following:

•                  Explain to us how your reconciliations of the measures you use to evaluate segment performance — Operational EBITDA and Operational EBITDA margin — to your consolidated results are consistent with the guidance in ASC 280-10-50-30 (a) and (b), which calls for reconciling (i) the total of the reportable segments’ revenues to your consolidated revenues; and (ii) the total of the reportable segments’ measures of profit or loss to your consolidated income before income taxes, extraordinary items, and discontinued operations.

We believe that our reconciliations contained within Note 23 Operating segment and geographic data are consistent with ASC 280-10-50. However, certain of the information contained in our reconciliations is additional to the requirements of ASC 280-10-50 and may be more appropriately disclosed, as needed, outside of our consolidated financial statements.

Our reconciliation of Operational EBITDA to EBIT for each reporting segment was intended to provide information to our financial statement users as to the nature and magnitude of adjustments to EBIT in computing Operational EBITDA at the segment level. As EBIT is a line in our consolidated income statements, the reconciliation allows  users of the financial statements to better understand the differences between our measure of segment profit and our reported consolidated earnings. We believe this reconciliation (to our reported income from continuing operations before taxes) is only required at the level of the total of the segments and not at the individual segment level under ASC 280-10-50. Although our current format was intended to comply with this reconciliation requirement by reconciling the Operational EBITDA to EBIT (a sub-total indicated on our consolidated income statements), and the only further items to be considered to arrive at income from continuing operations before taxes are “Interest and dividend income” and “Interest and other finance expense” (as shown on the face of the consolidated income statement), we will change the format of our reconciliations in future filings to reconcile the total of the consolidated Operational EBITDA (our measure of segment profit) to our reported income from continuing operations before taxes. Therefore in future filings, we will remove the current reconciliations of Operational EBITDA to EBIT and instead present a reconciliation of our consolidated Operational EBITDA to consolidated income from continuing operations before taxes in the notes to our consolidated financial statements.

In addition, as indicated above, Operational revenues are presented and reconciled to assist our financial statement users in understanding the computation of our segment profit margin percentage. We do not believe our disclosures and reconciliations related specifically to Operational revenues are required under ASC 280-10-50 and will remove these additional disclosures, along with the disclosure of the segment margin percentage, from future segment note disclosures in the consolidated financial statements.

To the extent we make disclosures of non-GAAP financial measures outside of our financial statements and related notes, we will also ensure that the requirements of Item 10 (e) of Regulation S-K are considered.

•                  Tell us why you presented “total revenues” and “EBIT” for each segment in the tables on pages F-86 to F-88, and explain what these amounts represent and how the amounts are used.

We have disclosed “Total Revenues” to show the total of “Revenues from external customers” and “Revenues from transactions with other operating segments” as contemplated by ASC 280-10-50-22(a)-(b). These GAAP measures are included in the measure of segment profit for our segments and will continue to be disclosed in future filings, as well as the intersegment elimination.

As explained above in our introduction, we provided EBIT for each segment to provide information to our financial statement users as to the nature and magnitude of adjustments to EBIT to arrive at our reported measure of segment profit (Operational EBITDA). This disclosure at the individual segment level is additional information and in future filings we will only reconcile our consolidated Operational EBITDA (the total of the individual segments’ Operational EBITDA and intersegment eliminations) to consolidated income from continuing operations before taxes.

•                  If, as it appears, you have provided these segment measures only for the purpose of reconciling to the consolidated financial statements, explain why this would be appropriate pursuant to ASC 280-10-50.

We believe that our reconciliation of Operational EBITDA to EBIT provided appropriate reconciliations of our measure of segment profit to the comparable measure as included in our consolidated income statements. In future filings, additional information at the individual segment level will not be included in the notes to the consolidated financial statements. Similarly, our inclusion of operational revenues and the reconciliation of total revenues to operational revenues in the segment note disclosure was additional information and in the future will not be included in the notes to the consolidated financial statements.

•                  Since you disclose on page F-84 that management evaluates segment performance before the effects of certain transactions, such as – unrealized gains and losses on derivatives, foreign exchange, acquisition related expenses, etc., please explain why you present these excluded amounts by segment as part of your reconciliation tables.

We have provided these amounts by segment to allow our financial statement readers to understand the nature and the magnitude of the adjustments to EBIT per segment when computing segment profit. As noted above, in the notes to our consolidated financial statements in future filings, we will remove these reconciliations per segment and only present a reconciliation on a total consolidated basis.

If you have any further questions in respect of our responses, we would be pleased to provide additional information you may require.

We acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ABB Ltd

/s/ Eric Elzvik	/s/ Richard A. Brown
Executive Vice President and	Group Senior Vice President and
Chief Financial Officer	Chief Counsel Corporate & Finance